April 24, 2009

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Securities and Exchange Commission

Re:	Cresud S.A.C.I.F.y A., Form 20-F for the Fiscal Year Ended June 30, 2008

We have received a letter from you requesting further comments and clarifications to the Form 20-F/A for Fiscal year Ended June 30, 2008 filed by Cresud Inc.

Though the letter was dated March 30, 2009, we have received it on April 14, 2009, apparently due to lag times in overseas mail delivery. Since such date, our accountants have been working on the response, and they estimate that the information should be gathered for next week. Thus, we kindly ask you that you please give us an extension period in order to file such response by Friday, next week (May 1st)

We understand that you might have anticipated the letter by fax but we checked our incoming faxes since March 30, 2009 and did not find any document of such kind. We please ask you to provide us the fax number you are using to send communications to us so we make the person handling such fax number aware about possible future communications from the SEC (there are multiple administrative assistants handling multiple fax lines in our company)

Thank you very much for your time and consideration.

For any questions you may have regarding the letter above, please contact our legal advisor Mr. David L. Williams (212-455-7433).

Very truly yours,

CRESUD S.A.C.I.F. y A.

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	First Vice- Chairman

Buenos Aires - Argentina - Tel.: 54-11-4814-7800/9

Fax: 54-11-4814-7876

e-mail: cresud@cresud.com.ar